1299160

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04038023

January 28, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	February 11, 2004

Mr. David M. Katz
Sidley Austin Brown & Wood LLP
787 Seventh Avenue
New York, NY 10019

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Katz:

We have received your letter, dated January 6, 2004, in which you request on behalf of Amaranth Global Securities Inc. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 16, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective December 16, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from December 16, 2003, the effective date of the Firm's registration with the Commission.

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

SIDLEY AUSTIN BROWN & WOOD LLP

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WRITER'S DIRECT NUMBER
(212) 839-7386

WRITER'S E-MAIL ADDRESS
dkatz@sidley.com

January 6, 2004

By E-Mail and Federal Express

Mr. Thomas K. McGowan
Assistant Director
Securities and Exchange Commission
Division of Market Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Amaranth Global Securities Inc. (Securities and Exchange Commission Registration Number 8-065918; CRD Number 126845): Request for waiver of obligation to file audited financial statements pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

Dear Mr. McGowan:

Amaranth Global Securities Inc. ("AGSI") became registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer, pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), on December 16, 2003 and also became a member of the National Association of Securities Dealers, Inc. (the "NASD") on such date. AGSI's fiscal year ends December 31st.

Pursuant to Rule 17a-5(d) under the Exchange Act, brokers-dealers registered thereunder are generally required to file certain audited financial statements (an "Annual Report") with the SEC and with the NASD not more than 60 days after the date of such financial statements.[1]

Because the ending date of AGSI's first fiscal year, December 31, 2003, was 15 days after the date that AGSI became registered as a broker-dealer with the SEC and, thus, the earliest date on which the broker-dealer could have commenced operation, as such, an Annual

1 Although subsection (1) of Rule 17a-5(d) provides certain exemptions from having to file an Annual Report, we do not believe that AGSI would qualify for any such exemptions.

Report covering AGSI's fiscal year ended December 31, 2003 would not provide the SEC or the NASD with any meaningful information, yet would subject AGSI to the significant cost of an audit. The SEC on numerous prior occasions has granted waivers to new registrants, under similar circumstances, from the obligation to file an Annual Report covering a registrant's first fiscal year as a registered broker-dealer, provided that the Annual Report for the immediately succeeding fiscal year covers the period from the effective date of the registrant's registration with the SEC through the end of such subsequent fiscal year.[2]

Accordingly, on behalf of AGSI, we hereby request that the SEC grant AGSI a waiver from having to file an Annual Report covering AGSI's fiscal year ended December 31, 2003. In this regard, the Annual Report to be filed by AGSI covering the fiscal year to end December 31, 2004 will cover the period from December 16, 2003, the date on which AGSI became registered as a broker-dealer with the SEC, through December 31, 2004.

Please feel free to telephone the undersigned at (212) 839-7386 should you require further information regarding this matter.

Very truly yours,

David M. Katz

cc: Rebecca Berlow
Michael Carrieri

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2 See, for example, letter to StreetEdge Capital, Inc. (publicly available February 20, 2001); letter to Winebrenner Capital Partners LLC (publicly available March 16, 2000); letter to QuanTech Securities LLC (publicly available February 28, 2000); letter to Blackbeard Securities, LLC (publicly available February 21, 2000); and letter to Navigant Consulting Energy Capital LLC ("Navigant", publicly available February 14, 2002; similar to AGSI, Navigant became registered as a broker-dealer on December 19, 2001 and its first fiscal year ended on December 31, 2001).